Exhibit 21.1

Quad Global Inc. (a Cayman Islands exempted company)

List of Subsidiaries

Entity	Place of Incorporation
KM QUAD	Cayman Islands
KM2 QUAD LIMITED	British Virgin Islands
XG QUAD LIMITED	Hong Kong
Quad (Jiangxi) Technology Co., Ltd.	China
Jiujiang Lida Technology Co., Ltd.	China